

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2021

Christopher A. Tomasso
Chief Executive Officer
First Watch Restaurant Group, Inc.
8027 Cooper Creek Blvd. #103
University Park, FL 34201

> **Re: First Watch Restaurant Group, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted June 21, 2021**
> **CIK No. 0001789940**

Dear Mr. Tomasso:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. We note your statements that the company is a "high-growth" restaurant and a "leader in daytime dining." Please disclose the metrics by which these statements are measured, as well as the source of such information (or, if these statement represent management's belief, please state that that is the case). Similarly, please disclose the metric by which Nation's Restaurant News declared you to be "the fastest-growing full-service restaurant concept in the United States." In addition, please clarify what you mean when you refer to the company's "unique positioning."

2. Please balance the disclosure in the Prospectus Summary by discussing the costs, expenses and losses incurred or experienced as a result of COVID-19. Please also, to the

extent practicable and material, quanity the various impacts of COVID discussed in the risk factor on page 25.

Summary Historical Consolidated Financial and Other Data, page 18

3.   Please explain to us why you believe the adjustment for store pre-opening costs and related costs used in calculating Adjusted EBITDA, Adjusted EBITDA Margin, SLEBITDA, and SLEBITDA Margin is appropriate in light of your growth strategy. Please refer to Question 100.01 of the SEC Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

4.   With regard to your presentation of margins for the non-GAAP measures Adjusted EBITDA and SLEBITDA, please revise to also disclose margins for the most directly comparable GAAP measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and non-GAAP C&DI 102.10.

Risk Factors
Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware...., page 54

5.   It is unclear what your statement that your exclusive forum provision "will not preclude or contract the scope of exclusive federal jurisdiction for suits brought under the Exchange Act or the rules and regulations promulgated thereunder" is intended to mean. Please revise to clarify if this provision does not apply to actions arising under the Exchange Act and ensure that the exclusive forum provision in the governing documents states this clearly.

Key Performance Indicators, page 68

6.   For your key performance indicators, please revise to disclose, to the extent they are currently missing, how they are calculated; why they are useful to investors; how the management uses them to manage or monitor the business; and estimates or assumptions underlying the indicators, if any, in accordance with the guidance set forth in SEC Release No. 33-10751.

7.   We note your disclosure of SLEBITDA and its margin. Given the large degree of support activity for your stores at the corporate level and that profits at the restaurant level would not exist without the corporate costs, please revise to disclose that the measure is not indicative of overall results for the company and that restaurant-level profit does not accrue directly to the benefit of shareholders because of corporate-level expenses excluded from the measure. In order to avoid the impression that this is a company-wide measure of profit, please retitle it to indicate that it is a store- or restaurant-level measure and to exclude use of the term EBITDA (as it also excludes other operating expenses).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 72

8. Please revise to quantify factors to which changes are attributed. For example, we note your disclosure that the decrease in restaurant sales during fiscal 2020 as compared to fiscal 2019 was primarily due to significantly lower restaurant traffic as a result of the COVID-19 pandemic and the temporary closure of our dining rooms, partially offset by sales recognized in 23 new company-owned restaurants and menu price increases.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 77

9. Here and elsewhere as appropriate, please discuss whether you expect the various trends that emerged during COVID-19, such as the increase in revenue from mobile ordering and the increase in costs from third-party delivery fees, to continue in the future.

Consolidated Statements of Operations and Comprehensive Loss, page F-4

10. You define cost of sales on page F-14 as primarily being comprised of food and beverage costs. Please consider retitling this caption on your statement of operations accordingly given that labor, paper, and other costs directly associated with restaurant sales are presented in other captions.

General

11. We note that the prospectus appears to include market and industry data. For example, we note your disclosure that "[y]our deeply experienced restaurant development team in partnership with a third-party real estate analytics firm conducted an in-depth study that concludes [you] have the potential for 1,787 to 2,232 restaurants across the United States." If any of the data relates to publications, surveys or reports that were commissioned by you for use in connection with the registration statement, please file consents of such third parties pursuant to Rule 436 of the Securities Act as exhibits to your registration statement or tell us why you believe you are not required to do so.

Prospectus Cover Page

12. Please disclose on the prospectus cover page (as you do on page 55) the ownership percentage of common stock that funds managed by Advent International Corporation will own after the offering, and that Advent will therefore be able to control corporate decisions.

Christopher A. Tomasso
First Watch Restaurant Group, Inc.
July 19, 2021
Page 4

You may contact Stephen Kim at (202) 551-3291 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López at (202) 551-3792 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services